January 23, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Don Walker

Re:	Advanta Corp. Form 10-K for the Fiscal Year Ended December 31, 2004 Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005 File No. 000-14120
Dear Mr. Walker:
We have received your letter of additional comments dated December 28, 2005 relating to Advanta Corp.’s Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. Set forth below are our responses to your requests for supplemental information, numbered to correspond with the numbering of your comments to which they relate on your letter. In order to facilitate your review, we have recited the comments in italics and followed each comment with our response. Defined terms used in this response and not otherwise defined herein have the meanings ascribed to them in the 2004 Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2004
Managed Receivable Data, page 36
1.	Comment: We read your supplemental response to comment 3 of our letter dated August 25, 2005. Please tell us:
•	How you came to the conclusion risk-adjusted revenue does not constitute a non-GAAP measure considering Item 10(e)(2)(i) of Regulation S-K, and;

•	Why interest expense is included in risk-adjusted revenue and how its inclusion contributes to the intent and usefulness of the measure.
Response: Risk-adjusted revenues represent the total of interest income, noninterest revenues, interest expense and provision for credit losses. We reached the conclusion that risk-adjusted revenues does not constitute a non-GAAP measure since it was calculated exclusively using financial measures calculated in accordance with GAAP. In other words, it is a subtotal of financial measures that appear on the GAAP income statement.

Based on our review of other credit card issuers’ disclosures, there is diversity in practice in what terminology other companies use to describe their similar financial measure. A small number of companies use or previously used the description “risk-adjusted revenues.” Others use the description “risk-adjusted margin” or “net credit margin.”

Our business, like that of other credit card issuers, is one of borrowing money to make loans. Interest expense is effectively our cost of sales. Including interest expense in this measure along with provision for credit losses provides investors a means of comparing revenues after interest and credit costs among issuers. Each credit card issuer that discloses risk-adjusted revenues or similar measures includes interest expense in their calculations. Also, other risk-adjusted return financial measures typically consider interest expense as part of their calculation. Further, much of our asset and liability pricing is variable in nature. By including interest expense in the calculation of risk adjusted revenue, the increase or decrease in risk-adjusted revenues that is attributable to changes in market interest rates is minimized.
2.	Comment: Please revise future filings to remove the pro forma income statement. Article 11 of Regulation S-X does not contemplate such a presentation. Instead, revise to discuss and quantify the impact of securitizations on your reported results, including the impact on specific income statement captions and on net interest income and net interest margins.

Response:
We will remove the pro forma income statement from all future filings. Our future filings will include disclosures regarding the impact of securitizations on our reported results, as well as certain managed financial measures including net interest income, noninterest revenues and provision for credit losses consistent with others in our industry.
Market Risk Sensitivity, page 46
3.	Comment: We read your supplemental response to comment 4 of our letter dated August 25, 2005. Please explain how you concluded that the conditions in each paragraph 13(a) and 13(b) of SFAS 133 did not exist as it relates to the interest rate floors and business credit card receivables.

Response:
Our business credit card receivables cannot be contractually settled in such a way that we would not recover substantially all of our initial recorded investment. Our interest rate floors establish a minimum contractual interest rate on certain revolving balances for our credit card customers. The interest rate floors do not impact our ability to recover substantially all of our initial recorded investment, the principal balance of the loan associated with the interest rate floor. At the time the interest rate floors were established, they were set at the current market rate for the relevant interest rate and there were no possible future interest rate scenarios under which the interest rate floor would at least double our initial rate of return on the receivable and could also result in a rate of return that is at least twice what otherwise would be the then-current market return for a contract that has the same terms as our receivable and that involves a debtor with a credit quality similar to our credit quality. Based on these facts, the conditions in each paragraph 13(a) and 13(b) of SFAS 133 did not exist as it relates to the interest rate floors and business credit card receivables.
Note 2 — Summary of Significant Accounting Policies, page 55
Securitization Income, page 57
4.	Comment: In future filings, please revise your accounting policy for securitization income to clearly describe when the gains on the sale of receivables are recorded during the revolving period.

Response: In future filings, we will comply with this request.
We appreciate the time that you and Mr. Komar spent to discuss your comments with us and look forward to your response to the foregoing. If you have any questions regarding our response, please call me at 215-444-5060 or David Weinstock, Chief Accounting Officer, at 215-444-5059.
Management of Advanta Corp. acknowledges that; (1) we are responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Philip M. Browne
Chief Financial Officer

cc:	David Weinstock, Chief Accounting Officer Elizabeth Mai, General Counsel

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